March 21, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re: Emerging Growth Acquisitions I, Inc.
       Registration Statement on Form 10-12G
       Amendment No. 3
       File No. 000-54130

Dear Ms. Hogue:

We represent Emerging Growth Acquisitions I, Inc. (“Emerging Growth” or, the “Company,” “we,” “us,” or “our”). By letter dated February 24, 2011, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Amended Registration Statement on Form 10 filed on February 8, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

1.
We note that the acknowledgments contained on the last page of your response letter were provided by counsel.  In connection with your response to our comments, please provide us with the acknowledgments of the registrant rather than counsel.

Response: The registrant has provided the acknowledgements contained on the last page of the response letter.

2.
Given that your registration statement filed on September 24, 2010 became effective sixty days after filing per Section 12(g) of the Exchange Act, please ask your affiliates to tell us when they intend to file the statements required by Section 16 of the Exchange Act.

Response: On March 18, 2011, our affiliates filed the statements required by Section 16 of the Exchange Act.

Item 1. Business, page 1

(b) Business of Issuer, page 1

3.	Please reconcile your disclosure in the first sentence of the second paragraph of this section with your disclosure in the last sentence of the first paragraph of Note 1 on page F-15.

Response:  We have reconciled our disclosure in this section with our disclosure in the last sentence of the first paragraph of Note 1 on page F-15.

Item 5. Directors and Executive Officers, page 8

4.
Please reconcile your disclosure in the first paragraph of this section that you do not currently have a Chief Executive Officer with your disclosure in the first paragraph of (B) “Stock Issued for Services” on page F-17.

Response: We have reconciled our disclosure in the first paragraph of this section.

Item 7. Certain Relationships and Related Transactions…,page 10

5.
Please reconcile your disclosure here with disclosure in Note 2 on page F-16, Note 3 on page F-17, and Note 4 on pages F-17 to F-18, and update your disclosure here as appropriate to reflect transactions that occurred subsequent to your fiscal year end.

Response:  We have reconciled our disclosure in this section with the disclosure in the notes to our financials.

In addition we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EMERGING GROWTH ACQUISITIONS I, INC.

By: /s/ Amit Tandon
           Amit Tandon